

September 16, 2014

Via E-mail
Joseph Epperson
Chief Executive Officer
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd., Suite 300
Morrisville, NC 27560

> **Re:** **MaxPoint Interactive, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 22, 2014**
> **Response dated September 9, 2014**
> **CIK No. 0001611231**

Dear Mr. Epperson:

We have reviewed your response letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Revenue Recognition, pages F-8 and F-36

1. We note your response to comment 3. Refer to your statement on page 1 that since 2013, your customers have had the ability to directly interface with the MaxPoint Intelligence Platform software service. Tell us the following:

    - the extent of a customer's interface with the MaxPoint Intelligence Platform software service;
    - the difference, if any, in how an advertising campaign is managed if you run your MaxPoint Intelligence Platform software service on behalf of your customers

compared to a scenario in which a customer is able to directly interface with that service; and

- your consideration of the factors in ASC 605-45-45 for the scenario above and your subsequent conclusions.

If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brad Schomber
        Chief Financial Officer
        MaxPoint Interactive, Inc.

        Richard Blake
        Glen Van Ligten
        Jared Grauer
        Meaghan Nelson
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP